July 5, 2018

VIA EDGAR and OVERNIGHT DELIVERY

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DTZ Jersey Holdings Limited Registration Statement on Form S-1 Filed June 20, 2018 File No. 333-225742

Dear Ms. Barros:

On behalf of Cushman & Wakefield Limited (the “Company”), set forth below are responses to certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC) in its letter dated June 29, 2018, with respect to the above referenced Registration Statement on Form S-1 filed by DTZ Jersey Holdings Limited (the “Registration Statement”) on June 20, 2018. The Company will respond to all remaining comments with its next amendment to the Registration Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.

Unaudited Pro Forma Financial Information, page 54

1.	Please revise to expand your discussion to include the reasons why you believe the presentation of the pro forma financial information to be useful.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure in response to the comment.

2.	We have considered your response to comment two and note your inclusion of supplemental discussion in MD&A based on pro forma financial information. Given the timing of your filing and the fact that MD&A only provides analysis for the three years of financial statements required pursuant to Rule 3-02 of Regulation S-X, inclusion of pro forma financial information for 2014 does not appear appropriate. Please revise to remove pro forma financial information for 2014.

Response

The Company respectfully acknowledges the Staff’s comment. The Company notes that as described in the Summary, the Company’s operations today are the combination of DTZ, Cassidy Turley and Cushman & Wakefield. The Company’s principal stockholders, a consortium of private equity funds, purchased DTZ from UGL Limited on November 5, 2014. On December 31, 2014, the Company completed the acquisition of the Cassidy Turley companies and on September 1, 2015 the Company completed the acquisition of C&W Group Inc. (the Cushman & Wakefield businesses). The Company operates as one business under the “Cushman & Wakefield” name.

Further, as disclosed in the filing, prior to the acquisition on November 5, 2014, DTZ had a fiscal year end of June 30. As a result of the acquisition of DTZ and the change in fiscal year, the 2014 historical financial statements include the twelve month period

Ms. Sonia Gupta Barros

Securities and Exchange Commission

ended June 30, 2014, the Predecessor period from July 1, 2014 through November 4, 2014 and the Successor period November 5, 2014 through December 31, 2014, and accordingly, is not comparable to subsequent reporting periods.

The Company believes it is important to investors to understand how the Company has performed from 2014, the last year before the three businesses currently constituting the Company were operated by the current ownership and management team, through 2017 on a combined basis, so they can understand the growth in the businesses, the progress of the integration and performance of the current management team.

As a measure of this growth in the businesses, the Company includes in the Summary the following disclosure on page 1 of the Registration Statement:

“The past four years have been a period of rapid growth and transformation for our company, and our experienced management team has demonstrated its expertise at integrating companies, driving operating efficiencies, realizing cost savings, attracting and retaining talent and improving financial performance. Pro forma for full periods of DTZ, Cassidy Turley and Cushman & Wakefield ownership, we recorded a net loss of $56 million in 2014 and a net loss of $221 million in 2017. During this period, we grew Adjusted EBITDA from $351 million to $529 million while improving Adjusted EBITDA margins from 7% to 10%.”

The Company believes that the three financial metrics provided, growth in net loss, Adjusted EBITDA and Adjusted EBITDA margins are important to assist investors’ understanding of the growth of the Company on a combined basis. As such it is necessary that the 2014 financial data is presented on a pro forma basis for the combination of the three companies. To show these financial metrics only on a GAAP basis would provide investors with an incomplete understanding of growth since 2014 includes only DTZ and is not directly comparable to the 2017 results.

Since the Company believes that the growth from 2014 (including Cassidy Turley and the C&W Group) is important disclosure to investors, the Company prepared the pro forma financial information for 2014 to support an investor’s understanding of the provided metrics. As described in the Company’s previous response, the Company believes this presentation is supported by section 9220.8 of the Division of Corporation Finance’s Financial Reporting Manual (the “Manual”), which provides circumstances where a Company may provide supplemental pro forma financial information even if it had not been previously filed in the relevant period.

The Company respectfully submits to the Staff its continued belief that the inclusion of the pro forma financial information for 2014 is important to an investor’s understanding of the growth of the business and that such presentation is permitted pursuant to the Manual. However, the Company understands the Staff’s consideration that the pro forma financial information for 2014 is not included in MD&A and that Regulation S-X does not require financial statements for 2014 to be included.

If, notwithstanding the Company’s arguments above to retain the 2014 pro forma financial information in the Unaudited Pro Forma Financial Information section, the Staff’s considered view continues to be the 2014 pro forma financial information should be removed, the Company submits that in order to provide investors with the important disclosure and to help investors understanding of the presentation of the growth from 2014 pro forma net loss, Adjusted EBITDA and Adjusted EBITDA margin, it would remove the 2014 pro forma from Unaudited Pro Forma Financial Information but would retain the current presentation in the Summary and Summary Historical Consolidated Financial and Other Data section, including the footnote disclosure describing the pro forma financial information for 2014 (without a cross reference to the full unaudited pro forma financial presentation) and the reconciliation from pro forma net loss for 2014 to Adjusted EBITDA. In the alternative, if the Staff thinks appropriate, and in order to further aid investors’ understanding of the pro forma financial metrics, the Company would additionally add footnote disclosure in the Summary Historical Consolidated Financial and Other Data Section to provide a description of the key pro forma adjustments from the GAAP Successor and Predecessor financial information for 2014 to the pro forma discussion.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

3.	In addition, given your use of pro forma financial information as a supplement to MD&A, presentation and discussion of such pro forma financial information should be contained within the MD&A. For example, we note your inclusion of pro forma financial information within summary historical consolidated financial and other data starting on page 14 and presentation of unaudited pro forma financial information as a separate highlighted section on page 54 prior to your MD&A. Please revise, to present your pro forma financial information within the parameters of the MD&A where you utilize such information on a supplemental basis in your discussion of results of operation.

Response

For the reasons noted above and consistent with the presentation of pro forma information in the Summary and Summary Historical Consolidated and Other Data, the Company respectfully submits that the inclusion of the pro forma information is useful to investors’ understanding of the business combinations described in Response #2 above and should be retained within the Summary presentation. The Company respectfully acknowledges the Staff’s comment with respect to the presentation within MD&A and advises the Staff that it will revise the disclosure in response to the comment to present the 2015 unaudited pro forma financial information within MD&A.

Unaudited Supplemental Pro Forma Combined Statement of Operations for the Year Ended December 31, 2015, page 54

4.	Reference is made to footnote (f) on page 57 where you indicate that the removal of impairment charges for DTZ’s trade name was directly attributable to the CW acquisition. Please further elaborate upon your basis for determining that the adjustment fits the directly attributable criteria. Your response should address whether the decision to abandon the DTZ trade name was an agreed upon contingency of the CW acquisition and any consideration by management to continue utilizing both DTZ and Cushman and Wakefield.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the impairment charge related to the discontinued use of the DTZ trade name was directly attributable to the C&W Group merger. The discontinuation of the DTZ trade name was not an agreed upon contingency of the C&W Group merger, but was a management decision and change in market strategy that arose as a direct result of the C&W Group merger and would not have occurred in absence of the merger. The Cushman & Wakefield trade name was significantly more recognizable in the real estate industry and was one of the key value drivers of the merger.

The DTZ trade name was in use after the DTZ acquisition in November 2014 and had not diminished in value leading up to the C&W Group merger in September 2015. Upon closing of the C&W Group merger, it was determined that the Company would discontinue the use of the DTZ trade name in nearly all jurisdictions, as part of the Company’s strategy to position itself as a top-three global real estate company with unified marketing worldwide. Management’s decision to abandon the DTZ trade name and rebrand as Cushman & Wakefield was directly related to and contingent upon the successful execution of the C&W Group merger. Independent third-party valuations of the trade name assets, which were performed contemporaneously with the DTZ acquisition and C&W Group merger, demonstrated that the Cushman & Wakefield trade name was more than three times as valuable as the DTZ trade name. Because of these qualitative and quantitative factors, there was no additional consideration by management to continue to use both trade names.

The C&W Group merger qualified as an entity-specific change in circumstances and was a triggering event to assess the DTZ trade name for impairment pursuant to ASC 350-30, Intangibles – Goodwill and Other – General Intangibles Other than Goodwill as it was deemed more likely than not the asset was impaired. The Company’s subsequent quantitative analysis resulted in an impairment charge being recorded in its statement of operations for the year ended December 31, 2015.

Based on the factors above, the Company respectfully submits to the Staff that the DTZ trade name impairment was directly attributable to the C&W Merger and, as such, is appropriately included as a pro forma adjustment under the criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

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Ms. Sonia Gupta Barros

Securities and Exchange Commission

Please direct any comments regarding this submission to Brett Soloway at (312) 470-1800 or Helena K. Grannis at (212) 225-2376.

Sincerely,

/s/ Brett Soloway

Brett Soloway Executive Vice President, General Counsel and Corporate Secretary

cc:	Rahul Patel
Babette Cooper
Wilson K. Lee
Securities and Exchange Commission

Jeffrey D. Karpf
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP

Patrick O’Brien
Thomas J. Fraser
Ropes & Gray LLP

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